UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22357R103
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2016
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Roumell Asset Management, LLC 52-2145132
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ (b) ☐
3	SEC Use Only SEC USE ONLYSEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,166,925*
	8	Shared Voting Power 806,507**
	9	Sole Dispositive Power 1,166,925*
	10	Shared Dispositive Power 806,507**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,432
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.88%***
14	Type of Reporting PersonIA

*      These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**      These shares are deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

***           The denominator is based on the 40,429,806 shares of common stock outstanding as of February 4, 2016, as stated on the facing page of the Form 10-Q for the quarter ended December 31, 2015 (the “Form 10-Q”) filed by Covisint Corporation.

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) James C. Roumell (“Roumell”)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ (b) ☐
3	SEC Use Only SEC USE ONLYSEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,210,405*
	8	Shared Voting Power 806,507**
	9	Sole Dispositive Power 1,210,405*
	10	Shared Dispositive Power 806,507**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,016,912
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting PersonIN

*         Includes 1,166,925 shares of common stock held by the Fund.

**      Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.
***   The denominator is based on the 40,429,806 shares of common stock outstanding as of February 4, 2016, as stated on the facing page of the Form 10-Q.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 1,166,925 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 806,507 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary investment power and, in most instances, voting power over such shares as investment adviser.  Roumell Asset Management has no economic interest in these shares.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management; Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 40,429,806 shares of common stock outstanding as of February 4, 2016, as stated on the facing page of the Form 10-Q for the quarter ended December 31, 2015, filed by the Issuer.

(c)           During the 60-day period ended June 3, 2016, Roumell Asset Management (i) sold 4,700 shares of Issuer’s common stock on May 19, 2016, for $7,271.37, (ii) sold 5,868 shares of common stock on May 20, 2016 for $9,012.07, and  (iii) sold 2,370 shares of common stock on June 2, 2016 for $5,024.64, in each case exclusive of brokerage commissions. These sales were executed to accommodate client account liquidations and were conducted in the open market for cash.  These sales were not the result of the manager's decision.

The Fund and Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended June 3, 2016.

(d)           Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 806,507 shares of the Issuer’s common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 1,166,925 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 43,480 shares of the Issuer’s common stock.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: June 3, 2016	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management, LLC

Date: June 3, 2016	By:	/s/ James C. Roumell
James C. Roumell, President

Exhibit 7.03

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock, no par value per share, of Covisint Corporation, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 18th day of May 2016.

By:	/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
James C. Roumell, President